April 16, 2010

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

450 5th Street, NW

Washington, D.C. 20549

Re: Nuveen Closed-End and Open-End Funds - Sarbanes Oxley Review

Dear Christina:

This letter addresses your comments provided in a telephone discussion on September 29, 2009. Each comment is shown below followed by our response. Unless otherwise noted, the responses relate to all funds listed on Appendix A attached hereto.

1)	Comment: (a) 479 Letters – Nuveen was recently sent 479 letters regarding de-registering funds no longer in existence. Please de-register funds identified within letter.

Response: 1(a) We have received the correspondence from the staff and we have prepared and submitted correspondence to the U.S. Securities and Exchange Commission (“SEC”) via IDEA seeking to withdraw the Securities Act registration statements that were pending for the funds identified by the staff. In addition, we have also identified several others funds for which we filed to withdraw pending registration statements prior to filing a Form N-8F for each of those funds. Finally, we have filed a Form N-8F for each of the funds covered by the staff’s correspondence as well as the additional funds identified by us as detailed in the table below.

Fund Name	CIK	Date withdrawal filed with SEC	Date N-8F filed with SEC
Nuveen North Carolina Municipal Value Fund	0001461194	12-3-2009	3-9-2010
Nuveen High Income Municipal Fund	0001464620	12-3-2009	3-9-2010
Nuveen Virginia Municipal Value Fund	0001461195	12-3-2009	3-9-2010
Nuveen Ohio Municipal Value Fund	0001461196	12-3-2009	3-9-2010
Nuveen Massachusetts Municipal Value Fund	0001461193	12-3-2009	3-9-2010
Nuveen Maryland Municipal Value Fund	0001461192	12-3-2009	3-9-2010
Nuveen Connecticut Municipal Value Fund	0001461191	12-3-2009	3-9-2010
Nuveen High Grade Municipal Income Fund	0001461189	12-3-2009	3-9-2010

Fund Name	CIK	Date withdrawal filed with SEC	Date N-8F filed with SEC
Nuveen Multistate Shell Trust	0001018970	12-17-2009	3-9-2010
Nuveen Investment Trust IV	0001071680	12-3-2009	3-9-2010
Nuveen Credit Strategies Fund	0001412349	12-3-2009	3-9-2010
Nuveen Symphony Market Neutral Fund	0001209540	12-3-2009	3-9-2010
Nuveen Connecticut Municipal Income Opportunity Fund	0001424452	12-3-2009	3-9-2010
Nuveen Multi-Currency Income Fund	0001400390	12-3-2009	3-9-2010
Nuveen Municipal High Income Advantage Fund, formerly called Nuveen Municipal High Income Opportunity Fund 3	0001424214	12-3-2009	3-9-2010
Nuveen Washington Premium Income Fund	0000897420	N/A	12/16/2009
Nuveen Floating Rate Fund	0001093189	N/A	1/27/2010

Comment: (b) Two Nuveen funds – Nuveen Floating Rate Fund (Reg. No. 811-09553) and Nuveen Washington Premium Income Municipal Fund (Reg. No. 811-07488) – have apparently ceased operations, but in fact have continued to file their semi-annual reports on Form N-SARs, although they have not continued to file their annual report of proxy votes on Form N-PX. Assuming that these funds in fact have ceased operations, the SEC staff requests that these funds do two things:

a.	File for termination of their 1940 Act registration on Form N-8F; and

b.	File all the missed Form N-PXs.

Response: 1(b) The SEC staff is correct that each of these funds ceased operations, the former on May 28, 2003, and the latter on September 9, 1999. We have obtained the necessary data and filed a Form N-8F for each of these funds as outlined in the table below. In addition we will also file the Form N-PXs for each fund going back to the date of the first required filing under that Form after its adoption.

Fund Name	CIK	Date N-8F filed with SEC
Nuveen Washington Premium Income Fund	0000897420	12/16/2009
Nuveen Floating Rate Fund	0001093189	1/27/2010

2)	Comment: Amendments to filings made pursuant to Rule 17g-1 on Form 40-17/G should be identified on EDGAR with the filing type 40-17G/A.

Response: The funds will identify such filings in the future as requested.

3)	Comment: Item 8 of Form N-CSR requires that closed-end funds, in their annual N-CSR filing, describe the compensation structure for all named Portfolio Managers of the fund or funds included in the filing. Specifically, Item 8(a)(3) reads in pertinent part as follows:

Describe the structure of, and the method used to determine, the compensation of each Portfolio Manager . . . . For each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on the registrant’s pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the registrant’s portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Instruction 3 to Item 8(a)(3) reads, in pertinent part:

This description must clearly disclose any differences between the method used to determine the Portfolio Manager’s compensation with respect to the registrant and other accounts, e.g., if the Portfolio Manager receives part of an advisory fee that is based on performance with respect to some accounts but not the registrant, this must be disclosed.

The SEC staff stated that the disclosure about the structure of Portfolio Manager compensation for several funds was inadequate, and needed more detail. The staff gave examples of several of those funds, including:

•	Nuveen Diversified Dividend and Income Fund (JDD)

•	Nuveen Tax-Advantaged Total Return Strategy Fund (JTA)

•	Nuveen Floating Rate Income Fund (JFR)

•	Nuveen Floating Rate Income Opportunity Fund (JRO)

•	Nuveen Senior Income Fund (NSL)

•	Nuveen Equity Premium Income Fund (JPZ)

•	Nuveen Equity Premium Opportunity Fund (JSN)

•	Nuveen Equity Premium Advantage Fund (JLA)

•	Nuveen Equity Premium and Growth Fund (JPG)

Response: We have initiated a review of the Portfolio Manager compensation disclosure in our N-CSRs and Statements of Additional Information. As various types of filings for these and other Nuveen funds are made, we have undertaken to revise and expand the Portfolio Manager compensation discussion where appropriate and we will continue to do so as new filings are made.

Although we are near the beginning of the twelve-month cycle over which this disclosure will be reviewed and revised, we have found already that it is often not easy to expand the disclosure in a meaningful way, despite the specificity of the Form requirements quoted above. For example, in October we reviewed the Portfolio Manager compensation disclosure for several equity funds managed by Nuveen affiliate, Symphony Asset Management (“SAM”). We held several lengthy discussions with the staff of SAM to better understand their compensation-setting process, and to turn our understanding into disclosure that fully responded to the Form requirements. In that discussion, it became clear to the lawyers responsible for drafting the disclosure that SAM’s actual compensation-setting mechanism was highly subjective, and was not really susceptible to the sort of criteria-specific disclosure required by the Form. For example, investment performance relative to a benchmark is not a specific criterion for compensation-setting by SAM. So, while we did revise and expand the disclosure in an attempt to respond to the Form requirements and to provide the reader with some additional insight into the compensation-setting process, it does not contain all the specific items mentioned in the rule and the instructions thereto, simply because those items do not apply in that case. That disclosure, contained in the post-effective amendment filing on November 2, 2009, for Nuveen Investment Trust, SEC Accession No. 0001193125-09-219820, is as follows:

SAM investment professionals receive competitive base salaries and annual bonus payments. Base salaries are determined by SAM’s senior management and reviewed periodically to ensure competitiveness with comparable positions at similar asset management firms. The bonus pool is based in part on SAM’s aggregate management fees which include asset based fees and, for some firm clients (other than mutual funds) performance fees. An investment professional’s bonus compensation is not based on any fixed formula, but is determined by senior management on a discretionary basis, based on senior management’s assessment of the individual professional’s contribution to the firm’s revenue, as well as his or her individual work performance, contribution to the investment team, strategy performance, and overall firm performance. In addition, SAM’s investment professionals may participate in long-term incentive plans which are tied to ongoing year-over-year firm performance, profitability and growth.

One complicating factor for the Nuveen funds and this Portfolio Manager compensation disclosure is that the Nuveen funds, of which there are over 200, are managed by fourteen different advisory entities, including affiliates Nuveen Asset Management, Symphony Asset Management, Santa Barbara Asset Management, NWQ Investment Management Company, Tradewinds Global Investors, LLC, Winslow Capital Management, Nuveen Investment Solutions, and Nuveen HydePark Group; and non-affiliates Spectrum Asset Management, Institutional Capital Corporation, Gateway Investment Advisers LLC, Wellington Management Company, LLP, Security Capital Research and Management, Inc., and INTECH Investment Management. Each of these entities has their own compensation-setting arrangements, which are in effect entirely independent of each other, and those arrangements vary widely from firm to firm (and sometimes there are variances between or among different investment teams within an organization). Therefore, there will be little or no commonality between and among the compensation disclosures for each of these entities.

4)	Comment: In the Annual Investment Management Agreement Approval Process sections of shareholder reports, consider increasing the specificity as to what the Board is approving and whether they believe such approvals to be reasonable/satisfactory.

Response: In the next annual approval of each fund’s investment management agreement, we will work with counsel to the independent trustees of the funds to prepare and submit with the next shareholder report for each fund more specific information as to the factors considered and deemed relevant by the trustees. The process for the trustees’ consideration of the next annual contract renewals began earlier this spring, with a final determination expected to be made by the Board at a regular scheduled meeting at the end of May. The updated disclosure will then be included in the next succeeding shareholder report issued by each fund.

5)	Comment: In the prospectuses for the Nuveen mutual funds, custodian fee credits should not be presented as a separate line item within the fee tables.

Response: Custodian fee credits have been removed from the fee table presentations.

6)	Comment: In the Symphony International Equity Fund prospectus dated November 28, 2009, footnote 9 states that “Other Expenses” have been restated. Please explain what has been restated and why.

Response: Nuveen Symphony International Equity Fund commenced operations on May 30, 2008; therefore, the expense ratios presented in the annual report represented only 63 days of operations. “Other Expenses” and “Total Annual Fund Operating Expenses” were restated to better reflect anticipated expenses of the Fund. “Custodian Fee Credits” were not presented and “Fee Waivers and Expense Reimbursements” were restated in order to reflect the impact of the restated “Other Expenses” while keeping “Total Annual Fund Operating Expenses – Net” at the Fund’s expense limit of 1.13% (plus class specific 12b-1 fees where applicable) which is in effect through November 30, 2011.

7)	Comment: In the prospectuses for the Nuveen mutual funds (for example, on page 3 of the prospectus for the funds that are a series of Nuveen Municipal Trust), the Class C Shares are described, in footnote 10, as being subject to a contingent deferred sales charge (“CDSC”) of 1% if redeemed “within less than one year of purchase,” but in the 1-Year line in the expense example the CDSC is not reflected in the expense figure. Please explain why the 1-Year CDSC is not reflected in the 1-Year expense figure in that table.

Response: As discussed during the call, the CDSC for the Nuveen mutual funds operates such that if a shareholder’s holding period prior to a redemption is for an entire period in question (in this case, one year), the CDSC percentage that applies to the redemption is reduced to the percentage applicable to the next longest holding period. In the case of Class C Shares, which imposes a CDSC where the holding period is within one year but not for longer periods, once the shares are held for an entire year there is no CDSC.

8)	Comment: In the semi-annual report dated January 31, 2009, for Enhanced Multi-Strategy Managed Accounts Portfolio, the Fund’s portfolio of investments has more than 60% invested in mortgage-backed securities. Consider enhancing prospectus disclosures regarding policies around investment concentration.

Response: The following disclosure was added to the Fund’s prospectus under the heading “Principal Investment Strategies” during the most recently completed annual update (see post-effective amendment filing on November 27, 2009, for Nuveen Managed Accounts Portfolios Trust, SEC Accession No. 0001193125-09-243275):

“In addition, the Portfolio may invest a substantial portion of its assets in mortgage-backed securities, including U.S. agency mortgage-backed securities and commercial mortgage-backed securities.”

In addition, the risk disclosure discussing the risk related to mortgage-backed securities has been revised to indicate that a substantial portion of the fund’s assets may be invested in such securities.

9)	Comment: In the semi-annual report dated March 31, 2009, for Nuveen High Yield Bond Fund, the Statement of Operations shows a $9.4 million loss from an interest rate swap. When we reviewed the prospectus for that fund, we did not see the expected high level of disclosure about the risks associated with the fund’s significant exposure to derivatives in general and specifically to interest rate swaps. Please explain how you intend to enhance the prospectus disclosure about the fund’s use of derivatives and the risks associated therewith, or alternatively explain why such enhancements to the existing disclosure is not necessary.

Response: Disclosure regarding the fund’s use of derivatives and the risks associated therewith was enhanced during the fund’s most recently completed annual update (see post-effective amendment filing on February 1, 2010, for Nuveen Investment Trust III, SEC Accession No. 0001193125-10-017408). The two paragraphs below appear in the fund’s summary prospectus dated January 30, 2010, and are marked to show changes from the prior year’s prospectus dated January 30, 2009:

“In an effort to hedge risk, enhance returns, or as a substitute for a position in the underlying asset, the fund also may invest in futures, options, interest rate or total return swaps, credit derivatives or other ~~fixed income~~ derivative instruments. In doing so, the fund may, in certain circumstances, invest a substantial portion of its assets in such derivative instruments.”

“The fund may, in certain circumstances, invest a substantial portion of its assets in derivative instruments, including interest rate swaps. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives. These risks are heightened when the fund’s management team uses derivatives to enhance a fund’s return or as a substitute for a position or security, rather than solely to hedge (or offset) the risk of a position or security held by ~~a~~ the fund. In doing so, the fund is effectively leveraging its investments, which could result in exaggerated changes in the net asset value of the fund’s shares and can result in losses that exceed the amount originally invested.”

10)	Comment: The expense ratio disclosure for the leveraged Nuveen closed-end funds as it appears on the “printable fact sheet” for each such fund on the Nuveen.com website shows expense ratios both as a percentage of the assets attributable to common shares, and also as a percentage of the total fund assets. For example, the fact sheet for Nuveen Insured Premium Income Municipal Fund 2 (NPX) showed an expense ratio with respect to “Common Shares” as 1.83%, and also an expense ratio with respect to “Total Fund Assets” of 1.24%. It is the SEC staff’s position that the only permissible expense ratio for a leveraged closed-end fund to use under generally accepted accounting principles (“GAAP”) accounting rules is the ratio stated as a percentage of common share net assets, and that any ratio stated as a percentage of total fund assets would be inherently misleading because common shareholders pay the former, higher figure, and not the latter, lower figure. Please remove the lower expense figure – the one that is stated as a percentage of total fund assets – from those fact sheets.

Response: We agree that GAAP requires that all expense ratios for leverage closed-end funds included in the financial statements contained in shareholder reports be stated as a percentage of common share net assets, and not as a percentage of total fund assets. However, we also believe that supplemental expense ratios (such as those calculated as a percentage of total fund assets, including the assets attributable to senior equity like preferred shares), clearly described, can provide investors and other readers with important insights into the expense levels experienced by common share investors. Our view is based primarily on the fact that an expense ratio is not used by common share investors merely to determine how much expense they are paying as common shareholders, but it is also used as a means of measuring and comparing funds’ “expense efficiency.” Observe that an unleveraged closed-end fund otherwise identical to the leveraged NPX would show a GAAP expense ratio of 1.24%, while NPX shows a GAAP expense ratio of 1.83%. An unsophisticated investor would think that the unleveraged fund was significantly more “expense efficient” than NPX, when in fact the two funds “as funds” are exactly the same, with the different GAAP expense ratio being due to all of NPX’s expenses being “attributed” to the common shareholders and none to the preferred shareholders. The supplemental expense ratio expressed as a percentage of total fund assets (instead of common share net assets) provides that investor with the ability to compare the “expense efficiency” of a leveraged fund to an unleveraged fund, and two leveraged funds with different leverage levels, on an apples-to-apples basis, and gain a deeper understanding of the leveraged fund’s expenses.

11)	Comment: In the industry tabular disclosures within shareholder reports, consider whether “U.S. Guaranteed” should be presented as an industry for reporting purposes.

Response: Such tabular disclosures for municipal closed-end and open-end shareholder reports are now titled “Portfolio Composition” instead of “Industries.”

12)	Comment: In the Financial Highlights section of the annual and semi-annual reports for at least certain Nuveen open-end funds (e.g., Nuveen High Yield Municipal Bond Fund), the funds show a multitude of expense ratios: for example, a given fund will show its total expense ratio (A) before any credits or reimbursements (both including and excluding interest expenses associated with the treatment of the interest expense required by Accounting Standards Codification (“ASC”) 860 Transfers and Servicing (“ASC 860”) 860-10-40-5, previously Financial Accounting Statement 140 (FAS 140) issued in 2007 by the Financial Accounting Standards Board (FASB,) of certain “self-deposited” inverse floating rate municipal obligations); (B) after expense reimbursements from the adviser (again, both including and excluding interest expenses associated with self-deposited inverse floaters); and (C) after both (i) expense reimbursements from the adviser and (ii) custodian credits that a fund may receive from its custodian as a result of having occasionally maintained cash balances with the custodian overnight for the custodian to invest for its own account (again, both including and excluding interest expenses associated with self-deposited inverse floaters). Thus, there are six different expense ratios for the same fund. Please reduce the number of different expense ratios shown in the Financial Highlights tables to only those that are necessary for the investors to understand the expenses they are paying.

Response: We agree that the number of expense ratios shown in the Financial Highlights for those funds is too many, and we have begun reducing the number of such ratios included in annual and semi-annual reports to the following: Ratios of Expenses to Average Net Assets Before Reimbursement (including and excluding interest for self-deposited inverse floaters, where applicable) and Ratios of Expenses to Average Net Assets After Reimbursement (including and excluding interest for self-deposited inverse floaters, where applicable).

13)	Comment: What is the current status and timing of the Nuveen closed-end Florida fund mergers, and when does Nuveen feel shareholders of those funds need to be updated (e.g., new solicitation)?

Response: On October 16, 2009, the Florida funds merged as follows:

•	Nuveen Florida Investment Quality Municipal Fund (NQF) and Nuveen Florida Quality Income Municipal Fund (NUF) merged into Nuveen Premium Income Municipal Fund 2, Inc. (NPM);

•	Nuveen Insured Florida Premium Income Municipal Fund (NFL) merged into Nuveen Insured Municipal Opportunity Fund, Inc. (NIO); and

•	Nuveen Insured Florida Tax-Free Advantage Municipal Fund (NWF) merged into Nuveen Insured Tax-Free Advantage Municipal Fund (NEA).

With respect to the funds covered by this examination as detailed in Appendix A, each fund makes the following representations:

•	The fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Stephen D. Foy

Vice President and Funds’ Controller

Appendix A

	CIK	File No.	Name	Symbol
1	0001087783	811-09459	NUVEEN ARIZONA DIVIDEND ADVANTAGE MUNI FUND	NFZ

2	0001161069	811-10553	NUVEEN ARIZONA DIVIDEND ADVANTAGE MUNI FUND 2	NKR

3	0001177212	811-21157	NUVEEN ARIZONA DIVIDEND ADVANTAGE MUNI FUND 3	NXE

4	0000892992	811-07278	NUVEEN ARIZONA PREMIUM INCOME MUNI FUND, INC.	NAZ

5	0000879826	811-06425	NUVEEN CA QUALITY INCOME MUNI FUND, INC.	NUC

6	0000862313	811-06081	NUVEEN CAL MUNI MARKET OPPORTUNITY FUND, INC.	NCO

7	0001074952	811-09161	NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND	NAC

8	0001127706	811-10197	NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2	NVX

9	0001137888	811-10347	NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 3	NZH

10	0000868440	811-06177	NUVEEN CALIFORNIA INV. QUALITY MUNI.FUND,INC.	NQC

11	0000818851	811-05235	NUVEEN CALIFORNIA MUNICIPAL VALUE FUND, INC.	NCA

12	0001454979	811-22272	NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2	NCB

13	0000856227	811-05930	NUVEEN CALIFORNIA PERF PLUS MUNI FUND, INC.	NCP

14	0000905000	811-07720	NUVEEN CALIFORNIA PREMIUM INCOME MUNICIPAL FUND	NCU

15	0000874142	811-06294	NUVEEN CALIFORNIA SELECT QUALITY MUN FUND,INC	NVC

16	0000885732	811-06623	NUVEEN CALIFORNIA SELECT TAX-FREE INCOME PORTFOLIO	NXC

17	0001090118	811-09465	NUVEEN CONNECTICUT DIVIDEND ADVTAGE MUNI FUND	NFC

18	0001166572	811-21033	NUVEEN CONNECTICUT DIVIDEND ADVAN MUNI FUND 2	NGK

19	0001177218	811-21154	NUVEEN CONNECTICUT DIVIDEND ADVANTAGE MUNICIPAL FUND 3	NGO

20	0001424452	811-22176	NUVEEN CONNECTICUT MUNICIPAL INCOME OPPORTUNITY FUND

21	0000899752	811-07606	NUVEEN CONNECTICUT PREMIUM INCOME MUNI FUND	NTC

22	0001385763	811-22003	NUVEEN CORE EQUITY ALPHA FUND	JCE

23	0001412349	811-22168	NUVEEN CREDIT STRATEGIES FUND

24	0001255821	811-21407	NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND	JDD

25	0001083839	811-09297	NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND	NAD

26	0001131062	811-10255	NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 2	NXZ

27	0001137887	811-10345	NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3	NZF

28	0001338561	811-21809	NUVEEN EQUITY PREMIUM & GROWTH FUND	JPG

29	0001320492	811-21731	NUVEEN EQUITY PREMIUM ADVANTAGE FUND	JLA

30	0001298699	811-21619	NUVEEN EQUITY PREMIUM INCOME FUND	JPZ

31	0001308658	811-21674	NUVEEN EQUITY PREMIUM OPPORTUNITY FUND	JSN

32	0000870779	811-06266	NUVEEN FL INVESTMENT QUALITY MUNI FUND INC.	NQF

33	0001276533	811-21494	NUVEEN FLOATING RATE INCOME FUND	JFR

34	0001289213	811-21579	NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND	JRO

35	0000878180	811-06382	NUVEEN FLORIDA QUALITY INCOME MUNI FUND INC.	NUF

36	0001177219	811-21152	NUVEEN GEORGIA DIVIDEND ADVANTAGE MUNI FUND 2	NKG

37	0001097668	811-10351	NUVEEN GEORGIA DIVIDEND ADVATAGE MUNI FUND	NZX

38	0000899758	811-07614	NUVEEN GEORGIA PREMIUM INCOME MUNICIPAL FUND	NPG

39	0001359816	811-21893	NUVEEN GLOBAL GOVERNMENT EHNAHCED INCOME FUND	JGG

40	0001363421	811-21903	NUVEEN GLOBAL VALUE OPPORTUNITIES FUND	JGV

41	0000897422	811-07492	NUVEEN INS CA PREMIUM INCOME MUNI FUND 2, INC	NCL

42	0001090117	811-09449	NUVEEN INS CALIFORNIA DIV ADVANTAGE MUNI FUND	NKL

43	0000885711	811-06620	NUVEEN INSURED CAL PREM INC MUNI FUND, INC.	NPC

44	0001195738	811-21212	NUVEEN INSURED CALIFORNIA TAX-FREE ADVANTAGE MUNICIPAL FUND	NKX

45	0001090116	811-09475	NUVEEN INSURED DIVIDEND ADVANTAGE MUNI FUND	NVG

46	0000890893	811-07120	NUVEEN INSURED FLORIDA PREMIUM INC. MUNI FUND	NFL

47	0001196362	811-21215	NUVEEN INSURED FLORIDA TAX-FREE ADVANTAGE MUNICIPAL FUND	NWF

48	0001196366	811-21216	NUVEEN INSURED MASSACHUSETTS TAX-FREE ADVANTAGE MUNICIPAL FUND	NGX

49	0000878242	811-06379	NUVEEN INSURED MUNI OPPORTUNITY FUND, INC.	NIO

50	0001090123	811-09473	NUVEEN INSURED NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND	NKO

51	0000885712	811-06619	NUVEEN INSURED NEW YORK PREMIUM INCOME MUNICIPAL FUND	NNF

52	0001195739	811-21211	NUVEEN INSURED NEW YORK TAX-FREE ADVANTAGE MUNICIPAL FUND	NRK

Appendix A

	CIK	File No.	Name	Symbol
53	0000906959	811-07792	NUVEEN INSURED PREMIUM INCOME MUNI FUND 2	NPX

54	0000869405	811-06206	NUVEEN INSURED QUALITY MUNICIPAL FUND, INC.	NQI

55	0001195737	811-21213	NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND	NEA

56	0000862716	811-06091	NUVEEN INVESTMENT QUALITY MUNICIPAL FUND,INC.	NQM

57	0001013881	811-07619	NUVEEN NWQ LARGE-CAP VALUE FUND

58	0001013881	811-07619	NUVEEN NWQ MULTI-CAP VALUE FUND

59	0001013881	811-07619	NUVEEN NWQ SMALL-CAP VALUE FUND

60	0001013881	811-07619	NUVEEN TRADEWINDS VALUE OPPORTUNITIES FUND

61	0001013881	811-07619	NUVEEN MULTI-MANAGER LARGE-CAP VALUE FUND

62	0001013881	811-07619	NUVEEN MODERATE ALLOCATION FUND

63	0001013881	811-07619	NUVEEN CONSERVATIVE ALLOCATION FUND

64	0001013881	811-07619	NUVEEN GROWTH ALLOCATION FUND

65	0001013881	811-07619	NUVEEN NWQ SMALL/MID-CAP VALUE FUND

66	0001013881	811-07619	NUVEEN ENHANCED CORE EQUITY FUND

67	0001013881	811-07619	NUVEEN NWQ EQUITY INCOME FUND

68	0001013881	811-07619	NUVEEN U.S. EQUITY COMPLETENESS FUND

69	0001013881	811-07619	NUVEEN ENHANCED CORE EQUITY PLUS FUND

70	0001013881	811-07619	NUVEEN ENHANCED MID-CAP FUND

71	0001041673	811-08333	NUVEEN RITTENHOUSE GROWTH FUND

72	0001041673	811-08333	NUVEEN RITTENHOUSE STRATEGIC GROWTH FUND

73	0001041673	811-08333	NUVEEN RITTENHOUSE MID-CAP GROWTH FUND

74	0001041673	811-08333	NUVEEN TRADEWINDS INTERNATIONAL VALUE FUND

75	0001041673	811-08333	NUVEEN TRADEWINDS GLOBAL ALL-CAP FUND

76	0001041673	811-08333	NUVEEN SYMPHONY ALL-CAP CORE FUND

77	0001041673	811-08333	NUVEEN SYMPHONY SMALL-MID CAP CORE FUND

78	0001041673	811-08333	NUVEEN SYMPHONY OPTIMIZED ALPHA FUND

79	0001041673	811-08333	NUVEEN SYMPHONY INTERNATIONAL EQUITY FUND

80	0001041673	811-08333	NUVEEN SYMPHONY LARGE-CAP GROWTH FUND

81	0001041673	811-08333	NUVEEN TRADEWINDS GLOBAL RESOURCES FUND

82	0001041673	811-08333	NUVEEN TRADEWINDS JAPAN FUND

83	0001041673	811-08333	NUVEEN TRADEWINDS EMERGING MARKETS FUND

84	0001041673	811-08333	NUVEEN TRADEWINDS GLOBAL ALL-CAP PLUS FUND

85	0001041673	811-08333	NUVEEN SYMPHONY LARGE-CAP VALUE FUND

86	0001041673	811-08333	NUVEEN SYMPHONY MID-CAP CORE FUND

87	0001041673	811-08333	NUVEEN SANTA BARBARA DIVIDEND GROWTH FUND

88	0001041673	811-08333	NUVEEN SANTA BARBARA GROWTH FUND

89	0001041673	811-08333	NUVEEN SANTA BARBARA GROWTH OPPORTUNITIES FUND

90	0001041673	811-08333	NUVEEN SANTA BARBARA INTERNATIONAL EQUITY FUND

91	0001041673	811-08333	NUVEEN SANTA BARBARA GLOBAL EQUITY FUND

92	0001041673	811-08333	NUVEEN WINSLOW LARGE-CAP GROWTH FUND

93	0001041673	811-08333	NUVEEN SANTA BARBARA GROWTH PLUS FUND

94	0001041673	811-08333	NUVEEN SANTA BARBARA ECOLOGIC EQUITY FUND

95	0001071336	811-09037	NUVEEN MULTI-STRATEGY INCOME FUND

96	0001071336	811-09037	NUVEEN HIGH YIELD BOND FUND

97	0001071336	811-09037	NUVEEN SHORT DURATION BOND FUND

98	0001380786	811-21979	NUVEEN PREFERRED SECURITIES FUND

99	0001390204	811-22023	MUNICIPAL TOTAL RETURN MANAGED ACCOUNTS PORTFOLIO

100	0001390204	811-22023	INTERNATIONAL INCOME MANAGED ACCOUNTS PORTFOLIO

101	0001390204	811-22023	ENHANCED MULTI-STRATEGY INCOME MANAGED ACCOUNTS PORTFOLIO

102	0001090119	811-09471	NUVEEN MARYLAND DIVIDEND ADVATAGE MUNI FUND	NFM

103	0001137885	811-10349	NUVEEN MARYLAND DIVIDEND ADVATAGE MUNI FUND 2	NZR

104	0001177214	811-21153	NUVEEN MARYLAND DIVIDEND ADVATAGE MUNI FUND 3	NWI

Appendix A

	CIK	File No.	Name	Symbol
105	0000897424	811-07486	NUVEEN MARYLAND PREMIUM INCOME MUNI FUND	NMY

106	0001090120	811-09451	NUVEEN MASSACHUSETTS DIV ADVATAGE MUNI FUND	NMB

107	0000897419	811-07484	NUVEEN MASSACHUSETTS PREMIUM INCOME MUNI FUND	NMT

108	0001087785	811-09453	NUVEEN MICHIGAN DIVIDEND ADVANTAGE MUNI FUND	NZW

109	0000890897	811-07116	NUVEEN MICHIGAN PREMIUM INCOME MUNI FUND, INC	NMP

110	0000878198	811-06383	NUVEEN MICHIGAN QUALITY INCOME MUNI FUND, INC	NUM

111	0000899782	811-07616	NUVEEN MISSOURI PREMIUM INCOME MUNICIPAL FUND	NOM

112	0001400390	811-22071	NUVEEN MULTI-CURRENCY INCOME FUND

113	0001390109	811-22018	NUVEEN MULTI-CURRENCY SHORT-TERM GOVERNMENT INCOME FUND	JGT

114	0001018972	811-07747	NUVEEN ARIZONA MUNICIPAL BOND FUND

115	0001018972	811-07747	NUVEEN COLORADO MUNICIPAL BOND FUND

116	0001018972	811-07747	NUVEEN FLORIDA PREFERENCE MUNICIPAL BOND FUND

117	0001018972	811-07747	NUVEEN MARYLAND MUNICIPAL BOND FUND

118	0001018972	811-07747	NUVEEN NEW MEXICO MUNICIPAL BOND FUND

119	0001018972	811-07747	NUVEEN PENNSYLVANIA MUNICIPAL BOND FUND

120	0001018972	811-07747	NUVEEN VIRGINIA MUNICIPAL BOND FUND

121	0001018975	811-07755	NUVEEN CALIFORNIA HIGH YIELD MUNICIPAL BOND FUND

122	0001018975	811-07755	NUVEEN CALIFORNIA INSURED MUNICIPAL BOND FUND

123	0001018975	811-07755	NUVEEN CALIFORNIA MUNICIPAL BOND FUND

124	0001018975	811-07755	NUVEEN CONNECTICUT MUNICIPAL BOND FUND

125	0001018975	811-07755	NUVEEN MASSACHUSETTS INSURED MUNICIPAL BOND FUND

126	0001018975	811-07755	NUVEEN MASSACHUSETTS MUNICIPAL BOND FUND

127	0001018975	811-07755	NUVEEN NEW JERSEY MUNICIPAL BOND FUND

128	0001018975	811-07755	NUVEEN NEW YORK INSURED MUNICIPAL BOND FUND

129	0001018975	811-07755	NUVEEN NEW YORK MUNICIPAL BOND FUND

130	0001020661	811-07943	NUVEEN GEORGIA MUNICIPAL BOND FUND

131	0001020661	811-07943	NUVEEN LOUISIANA MUNICIPAL BOND FUND

132	0001020661	811-07943	NUVEEN NORTH CAROLINA MUNI BOND FUND

133	0001020661	811-07943	NUVEEN TENNESSEE MUNICIPAL BOND FUND

134	0001018973	811-07751	NUVEEN KANSAS MUNICIPAL BOND FUND

135	0001018973	811-07751	NUVEEN KENTUCKY MUNICIPAL BOND FUND

136	0001018973	811-07751	NUVEEN MICHIGAN MUNICIPAL BOND FUND

137	0001018973	811-07751	NUVEEN MISSOURI MUNICIPAL BOND FUND

138	0001018973	811-07751	NUVEEN OHIO MUNICIPAL BOND FUND

139	0001018973	811-07751	NUVEEN WISCONSIN MUNICIPAL BOND FUND

140	0000857361	811-05957	NUVEEN MUNICIPAL ADVANTAGE FUND	NMA

141	0001266585	811-21449	NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND	NMZ

142	0001424214	811-22173	NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND 3

143	0001412495	811-22123	NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND 2	NMD

144	0000830271	811-05488	NUVEEN MUNICIPAL INCOME FUND	NMI

145	0000860188	811-06040	NUVEEN MUNICIPAL MARKET OPPORTUNITY FUND, INC	NMO

146	0001020660	811-07873	NUVEEN ALL-AMERICAN MUNICIPAL BOND FUND

147	0001020660	811-07873	NUVEEN HIGH YIELD MUNICIPAL BOND FUND

148	0001020660	811-07873	NUVEEN INSURED MUNICIPAL BOND FUND

149	0001020660	811-07873	NUVEEN INTERMEDIATE DURATION MUNICIPAL BOND FUND

150	0001020660	811-07873	NUVEEN LIMITED TERM MUNICIPAL BOND FUND

151	0001450445	811-22253	NUVEEN MUNICIPAL VALUE FUND 2

152	0000812801	811-05120	NUVEEN MUNICIPAL VALUE FUND,INC.	NUV

153	0001161070	811-10551	NUVEEN NEW JERSEY DIV ADVANTAGE MUNI FD 2	NUJ

154	0001087786	811-09455	NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNI FD	NXJ

155	0001454980	811-22274	NUVEEN NEW JERSEY MUNICIPAL VALUE FUND	NJV

156	0000890898	811-07118	NUVEEN NEW JERSEY PREM INCOME MUNI FUND, INC.	NNJ

Appendix A

	CIK	File No.	Name	Symbol
157	0001074769	811-09135	NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND	NAN

158	0001131063	811-10253	NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND 2	NXK

159	0000868449	811-06178	NUVEEN NEW YORK INVESTMENT QUALITY MUNICIPAL FUND	NQN

160	0000818850	811-05238	NUVEEN NEW YORK MUNICIPAL VALUE FUND, INC.	NNY

161	0001454981	811-22271	NUVEEN NEW YORK MUNICIPAL VALUE FUND 2	NYV

162	0000879819	811-06424	NUVEEN NEW YORK QUALITY INCOME MUNICIPAL FUND	NUN

163	0000874143	811-06295	NUVEEN NEW YORK SELECT QUALITY MUNICIPAL FUND	NVN

164	0000885731	811-06624	NUVEEN NEW YORK SELECT TAX-FREE INCOME PORT	NXN

165	0000870778	811-06264	NUVEEN NJ INVESTMENT QUALITY MUNI. FUND INC.	NQJ

166	0001090121	811-09461	NUVEEN NORTH CAROLINA DIV. ADV. MUNI FUND	NRB

167	0001158730	811-10525	NUVEEN NORTH CAROLINA DIV. ADV. MUNI FUND 2	NNO

168	0001177216	811-21158	NUVEEN NORTH CAROLINA DIV. ADV. MUNI FUND 3	NII

169	0000899761	811-07608	NUVEEN NORTH CAROLINA PREMIUM INC MUNI FUND	NNC

170	0000856226	811-05931	NUVEEN NY PERFORMANCE PLUS MUNI FUND, INC.	NNP

171	0001165383	811-10637	NUVEEN OHIO DIVIDEND ADVATAGE MUNI FUND 3	NVJ

172	0001087788	811-09463	NUVEEN OHIO DIVIDEND ADVATAGE MUNICIPAL FUND	NXI

173	0001145728	811-10445	NUVEEN OHIO DIVIDEND ADVATAGE MUNICIPAL FUND 2	NBJ

174	0000878200	811-06385	NUVEEN OHIO QUALITY INCOME MUNI FUND, INC.	NUO

175	0000870780	811-06265	NUVEEN PENN INVESTMENT QUALITY MUNI FUND INC.	NQP

176	0000897427	811-07482	NUVEEN PENNSYLVANIA PREMIUM INCOME MUNI FD 2	NPY

177	0001158729	811-10549	NUVEEN PENNSYLVANIA DIV ADVATAGE MUNI FD 2	NVY

178	0001087787	811-09457	NUVEEN PENNSYLVANIA DIVIDEND ADVANTAGE MUNICIPAL FUIND	NXM

179	0001454978	811-22273	NUVEEN PENNSYLVANIA MUNICIPAL VALUE FUND	NPN

180	0000849998	811-05809	NUVEEN PERFORMANCE PLUS MUNICIPAL FUND, INC.	NPP

181	0001216583	811-21293	NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND	JPC

182	0001227476	811-21333	NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND 2	JQC

183	0000880843	811-06457	NUVEEN PREMIER INSURED MUNI INCOME FUND, INC.	NIF

184	0000880845	811-06456	NUVEEN PREMIER MUNICIPAL INCOME FUND, INC.	NPF

185	0000896061	811-07432	NUVEEN PREMIUM INCOME MUNI FUND 4, INC.	NPT

186	0000885734	811-06621	NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC.	NPM

187	0000833251	811-05570	NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC.	NPI

188	0000874506	811-06303	NUVEEN QUALITY INCOME MUNICIPAL FUND,INC.	NQU

189	0001172168	811-21082	NUVEEN QUALTITY PREFERRED INCOME FUND	JTP

190	0001176433	811-21137	NUVEEN QUALTITY PREFERRED INCOME FUND 2	JPS

191	0001200446	811-21242	NUVEEN QUALTITY PREFERRED INCOME FUND 3	JHP

192	0001158289	811-10491	NUVEEN REAL ESTATE INCOME FUND	JRS

193	0000890119	811-07056	NUVEEN SELECT MATURITIES MUNICIPAL FUND	NIM

194	0000872064	811-06240	NUVEEN SELECT QUALITY MUNICIPAL FUND, INC.	NQS

195	0000883618	811-06548	NUVEEN SELECT TAX-FREE INCOME PORTFOLIO	NXP

196	0000885733	811-06622	NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 2	NXQ

197	0000888411	811-06693	NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 3	NXR

198	0001093428	811-09571	NUVEEN SENIOR INCOME FUND	NSL

199	0001209540	811-21264	NUVEEN SYMPHONY MARKET NEURTAL FUND

200	0001313259	811-21705	NUVEEN TAX-ADVANTAGED FLOATING RATE FUND	JFP

201	0001265708	811-21471	NUVEEN TAX-ADVANTAGED TOTAL RETURN STARTEGY FUND	JTA

202	0001397173	811-22058	NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND	JTD

203	0000878201	811-06384	NUVEEN TEXAS QUALITY INCOME MUNI FUND	NTX

204	0001090122	811-09469	NUVEEN VIRGINIA DIVIDEND ADVATAGE MUNI FUND	NGB

205	0001158728	811-10523	NUVEEN VIRGINIA DIVIDEND ADVATAGE MUNI FUND 2	NNB

206	0000897421	811-07490	NUVEEN VIRGINIA PREMIUM INCOME MUNI FUND	NPV